Filed pursuant to Rule 424(b)(3)
File No. 333-114929

Prospectus Supplement to Prospectus dated May 14, 2004

iBasis, Inc.
Offer to Exchange
6 3/4% Convertible Subordinated Notes due 2009 for
all of our outstanding 5 3/4% Convertible Subordinated Notes due 2005

We are offering to exchange up to $38,180,000 aggregate principal amount of 6 3/4% Convertible Subordinated Notes due 2009 (referred to as the New Notes) for up to $38,180,000 aggregate principal amount of 5 3/4% Convertible Subordinated Notes due 2005 (referred to as the Existing Notes). If you elect to tender your Existing Notes in the Exchange Offer, for each $1,000 principal amount of our Existing Notes that you tender, you will receive from us $1,000 principal amount of our New Notes. The New Notes will be issued in denominations of $1,000 or integral multiples thereof. We will pay cash for any fractional portion of a New Note that is less than $1,000 principal amount.

The Exchange Offer is subject to important conditions, including that at least 90% in principal amount of the Existing Notes are properly tendered by the expiration of the Exchange Offer. In March 2004, holders of at least 48% in principal amount of the Existing Notes formed an informal committee of bondholders to discuss potential terms of an exchange of the Existing Notes. Such holders, together with other holders who, collectively with the members of the informal committee, held approximately 75% in principal amount of the Existing Notes, although not committed to exchanging their Existing Notes, have agreed in principal to support the Exchange Offer subject to the completion of their legal, financial and operational due diligence. Refer to page 67 of the Prospectus for how to tender your Existing Notes.

The Exchange Offer previously was scheduled to expire at midnight New York City time on June 14, 2004, unless we extended it. We have extended the expiration date of the Exchange Offer. The Exchange Offer now is scheduled to expire at midnight New York City time on June 17, 2004, unless we further extend the expiration date. We will announce any extensions by press release or other permitted means no later than 9:00 a.m. on the business day after expiration of the Exchange Offer. You may withdraw any Existing Notes tendered until the expiration of the Exchange Offer.

The New Notes will not be listed on any national securities exchange or the Nasdaq Stock Market, but we expect they will be eligible for trading in the PORTAL Market of the National Association of Securities Dealers, Inc. Our common stock, par value $0.001 per share (referred to as the Common Stock), is listed on the Over-the-Counter Bulletin Board under the symbol "IBAS." On June 10, 2004, the last reported sale price of Common Stock on the Over-the-Counter Bulletin Board was $1.78 per share.

The Exchange Offer is described in detail in the Prospectus, and we urge you to read it carefully, including the risk factors beginning on page 16 of the Prospectus.

Neither we nor our directors or officers make any recommendation to you as to whether you should tender or refrain from tendering all or any portion of your Existing Notes in the Exchange Offer. You should consult your own advisors and must make your own decision as to whether to tender your Existing Notes and, if so, the amount of your Existing Notes to tender.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE DISCLOSURES IN THE PROSPECTUS OR THIS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The dealer manager for the Exchange Offer is Imperial Capital, LLC

This Prospectus Supplement is dated June 14, 2004

        The previously scheduled expiration date of the Exchange Offer was midnight New York City time on June 14, 2004, unless extended by the Company. The Company has extended the expiration date of the Exchange Offer. The new expiration date is midnight New York City time on June 17, 2004, unless further extended by the Company. All references in the Prospectus to the expiration date of the Exchange Offer shall mean midnight New York City time on June 17, 2004, unless further extended by the Company.